Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-267431

January 18, 2024

$1,250,000,000

$800,000,000 5.000% Notes due 2034 (the “2034 Notes”)

$450,000,000 5.250% Notes due 2054 (the “2054 Notes”)

FINAL TERM SHEET

January 18, 2024

Issuer:	Prologis, L.P.
Expected Ratings:*	A3 Stable (Moody’s) / A Stable (S&P)
Trade Date:	January 18, 2024
Settlement Date:	January 25, 2024 (T+5)
Joint Book-Running Managers:	BofA Securities, Inc. ING Financial Markets LLC J.P. Morgan Securities LLC Mizuho Securities USA LLC SMBC Nikko Securities America, Inc. MUFG Securities Americas Inc. Scotia Capital (USA) Inc.
Senior Co-Managers:	Citigroup Global Markets Inc. PNC Capital Markets LLC TD Securities (USA) LLC U.S. Bancorp Investments, Inc. Wells Fargo Securities, LLC
Co-Managers:

Academy Securities, Inc.

BBVA Securities Inc.

BNP Paribas Securities Corp.

Credit Agricole Securities (USA) Inc.

Goldman Sachs & Co. LLC

HSBC Securities (USA) Inc.

Loop Capital Markets LLC

Morgan Stanley & Co. LLC

Regions Securities LLC

Samuel A. Ramirez & Company, Inc.

Standard Chartered Bank

Truist Securities, Inc.

	2034 Notes	2054 Notes
Principal Amount:	$800,000,000	$450,000,000

Maturity Date:	March 15, 2034	March 15, 2054
Coupon:	5.000% per annum, payable semi-annually	5.250% per annum, payable semi-annually
Interest Payment Dates:	March 15 and September 15, commencing September 15, 2024	March 15 and September 15, commencing September 15, 2024
Underwriting Discount:	0.450%	0.875%
Net Proceeds, Before Expenses, to Issuer:	$792,672,000	$438,052,500
Benchmark Treasury:	4.500% due November 15, 2033	4.125% due August 15, 2053
Benchmark Treasury Price / Yield:	102-28+ / 4.138%	95-20+ / 4.389%
Spread to Benchmark Treasury:	+92 basis points	+98 basis points
Reoffer Yield:	5.058%	5.369%
Price to Public:	99.534% of the principal amount, plus accrued interest from January 25, 2024, if any	98.220% of the principal amount, plus accrued interest from January 25, 2024, if any
Optional Redemption:	Prior to December 15, 2033, (three months prior to their maturity), based on the Treasury Rate plus 15 basis points, or on or after December 15, 2033, at par.	Prior to September 15, 2053, (six months prior to their maturity), based on the Treasury Rate plus 15 basis points, or on or after September 15, 2053, at par.
CUSIP/ISIN:	74340XCJ8 / US74340XCJ81	74340XCK5 / US74340XCK54

* Note: A credit rating is not a recommendation to buy, sell or hold any securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement thereto in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting: BofA Securities, Inc. toll-free at 1-800-294-1322 or by email at dg.prospectus_requests@bofa.com, ING Financial Markets LLC toll-free at 1-877-446-4930, J.P. Morgan Securities LLC collect at 1-212-834-4533, Mizuho Securities USA LLC toll-free at 1-866-271-7403 or SMBC Nikko Securities America, Inc. toll-free at 1-888-868-6856.

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